SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)*

                         ACCEL International Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   004299 10 3
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
             One Canterbury Green, Stamford, Connecticut 06901-2047
                                 (203) 977-7300
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)
                               (Page 1 of 5 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 004299 10 3                                         Page 2 of 5 Pages
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Rhoda L. Chase
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           00
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                              [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           US
--------------------------------------------------------------------------------
      NUMBER OF         7   SOLE VOTING POWER
 SHARES BENEFICIALLY          2,000,000
       OWNED BY       ----------------------------------------------------------
         EACH           8   SHARED VOTING POWER
      REPORTING                0
        PERSON        ----------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                               0
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                               2,000,000
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,000,000
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*                                                               [X]
--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           22.0%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
           IN

                 AMENDMENT NO. 6 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part her Statement on Schedule 13D dated December 29, 1995, as previously amended by Amendment No. 1 thereto dated October 2, 1996, Amendment No. 2 thereto dated January 8, 1997, Amendment No. 3 thereto dated November 20, 1997, Amendment No. 4 thereto dated February 10, 1998, Amendment No. 5 thereto dated January 28, 2000 (collectively, the "Prior
Schedule 13D"), with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described in the Prior Schedule 13D, the reporting person had previously loaned 1,000,000 shares of Common Stock to her spouse, David T. Chase, pursuant to a loan agreement (the "DTC Loan Agreement") dated December 24, 1997, between the reporting person and David T. Chase. On April 1, 1998, David T. Chase returned to the reporting person 120,000 of such shares. On March 10, 2000, David T. Chase returned to the reporting person the remaining 880,000 of such shares. All the shares of Common Stock returned to the reporting person were deposited by the reporting person into the brokerage account to which the Trading Authorization (the "Trading Authorization") described in the Prior
Schedule 13D relates.

Item 5.     Interest in Securities of the Issuer.

     (a) (i) As of the date hereof, the reporting person beneficially owns 2,000,000 shares of Common Stock, representing approximately 22.0% of the 9,084,004 shares of Common Stock reported to be outstanding as of October 31, 2000 (as reported in ACCEL's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

         (ii) This statement does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the following:

           (A) 1,167,824 shares of Common Stock, or 12.9% of the shares of Common Stock outstanding as of October 31, 2000, owned by Arnold L. Chase (son of the reporting person);

           (B) 1,167,824 shares of Common Stock, or 12.9% of the shares of Common Stock outstanding as of October 31, 2000, owned by The Darland Trust, a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase (daughter of the reporting person) and her children are the beneficiaries;

           (C) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, owned by Sandra M. Chase, who is the spouse of Arnold L. Chase (son of the reporting person);

           (D) warrants owned by Accel Finance Company LLC, a Connecticut limited liability company ("Accel Finance"), for the purchase of 996,147 shares



                               Page 3 of 5 Pages
of Common Stock, which, if exercised, would be 9.9% of the resulting 10,080,151 shares outstanding;

           (E) warrants owned by Chase Dover, Inc., a Delaware corporation ("Chase Dover"), for the purchase of 278,824 shares of Common Stock, and which, if exercised, would be 3.0% of the resulting 9,362,828 shares outstanding; or

           (F) 17,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 2000, issuable upon the exercise of options held by David T. Chase (the husband of the reporting person).

     Cheryl A. Chase and Arnold L. Chase each own 40% of the membership interests in Accel Finance.

     Cheryl A. Chase owns 100% of the stock of Chase Dover. David T. Chase is the president and a director of Chase Dover. Cheryl A. Chase is an executive vice president, the secretary and a director of Chase Dover. Arnold L. Chase is an executive vice president, the treasurer and a director of Chase Dover.

     (b) The reporting person has the sole power to vote or to direct the vote of the 2,000,000 shares of Common Stock owned by her. The reporting person shares the power to dispose or to direct the disposition of the 2,000,000 shares of Common Stock owned by her with David T. Chase. David T. Chase's principal occupation is Chairman of the Board of Directors and President of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David T. Chase is a citizen of the United States of America.

     (c) No transactions in the Common Stock were effected by or on behalf of the reporting person during the past 60 days other than transactions described in Item 3.

     (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, the 2,000,000 shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


                               Page 4 of 5 Pages

     As described in greater detail in the Prior Schedule 13D, the reporting person previously loaned 1,000,000 shares of Common Stock to David T. Chase pursuant to the DTC Loan Agreement. On April 1, 1998, David T. Chase returned 120,000 of such shares of Common Stock to the reporting person. On March 10, 2000, David T. Chase returned the remaining 880,000 of such shares of Common Stock to the reporting person. All the shares of Common Stock returned to the reporting person were deposited by the reporting person into the brokerage account to which the Trading Authorization relates.

     The foregoing description of the Trading Authorization is subject to, and is qualified in its entirety by reference to, the Trading Authorization, which has been filed as an exhibit to the Prior Schedule 13D.

     Except as described in this Statement on Schedule 13D,  including the Prior
Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.

Item 7.     Material to be Filed as Exhibits.

     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001
                                                /s/ Rhoda L. Chase
                                                -----------------
                                                Rhoda L. Chase






                               Page 5 of 5 Pages